WashTec AG

05008631

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Date, May 02. 2005

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our interim report for the first quarter.

Sincerely,

WashTec AG

K. Kalb

Po Karoline Kalb

B

dw 6/8

WASHTEC AG

INTERIM REPORT FOR THE PERIOD FROM JANUARY 01, 2005 TO MARCH 31, 2005

WashTec AG Interim report for the period from January 01, 2005 to March 31, 2005

Successful development in Q1 2005:

- **Sales increase by EUR 0.9 million to EUR 49.8 million**
- **Q1 2005 EBT of EUR 1.2 million considerably above own expectations**
- **Expansion of product range on SoftCare platform scheduled for Q2 2005**

Economy and Market

The economic environment in Germany remained challenging. During the first few months, almost all economic research institutes lowered their forecasts for the year. Compared with the rest of Europe, the German economy has the lowest GDP growth. In contrast, the European environment continued to remain stable. A direct impact of economic development on investment behaviour in the wash business during the first quarter was not felt.

Business Development

In the first quarter of 2005, WashTec AG achieved the turnaround in its sales trend. Sales increased by EUR 0.9 million to EUR 49.8 million (Q1/2004: EUR 48.9 million). This is mainly due to the positive development of rollover wash systems. After the deliberate discontinuation of unprofitable business areas in 2004, WashTec achieved a sales growth compared to the previous year. The sustained success of the implemented restructuring efforts continue to show their positive effects in the financial results. The EBT of EUR 1.2 million (Q1/2004: minus EUR 1.0 million) was the first time WashTec posted a positive resulted in its traditionally weak first quarter.

Net cash flow from operating activities increased from €1.5 million in the prior-year period to €6.8 million. The cash was used to further reduce bank liabilities. Liabilities to banks decreased by €4.2 million to €55.9 million compared to December 31, 2004.

The product and marketing campaign launched in the second half of 2004 was successful. Customers' response to the SoftCare Juno and SoftCare Evo innovations continues to remain positive. These products were launched at Automechanika in Frankfurt – the world's largest trade fair for the industry – in the autumn of 2004. SoftCare Juno replaces the Softwash Juno in the premium product segment while SoftCare Evo was specially developed for petrol stations with an average number of washes. This complements the product portfolio in the main business segment of rollover washing systems for petrol stations with an additional product. In the second quarter, the product portfolio will be further extended by the newly developed double rollover washing system SoftCare Takt, rounding off the premium segment. As a double rollover washing system, SoftCare Takt is ideally suited for operators with a

high number of washes, due to its rapid washing time and convenient washing programme.

In addition to continuously developing the product portfolio, WashTec is pursuing the target-oriented optimisation of its sales structures. In the first quarter, WashTec prepared to transfer sales and services activities in Austria from an independent sales partner to its own sales and service organisation which will start activities in the second quarter. WashTec will develop the Austrian market with its own sales and services organisation in future, representing the entire value chain in a strategically key market. This guarantees the quality of all WashTec products and services for the customers.

Restructuring projects developed according to plan. The new ERP system was introduced in the finance area and further modules will be implemented in the course of this financial year. Preparations for the concentration of production to one production site in Augsburg and the introduction of new assembly methods progressed as planned.

Sales

in Mill. €, IFRS	March 31, 2005	March 31, 2004
Total Sales	49.8 Mil. €	48.9 Mil. €
Germany	22.2 Mil. €	20.0 Mil. €
International	27.6 Mil. €	28.9 Mil. €

Sales increased by EUR 0.9 million to EUR 49.8 million (Q1/2004: EUR 48.9 million). This is mainly due to the positive development of rollover wash systems. Germany Sales increasd by 11.1%. Services revenue was slightly below expectations due to the weather conditions in Germany.

Earnings

in Mill. €, IFRS	March 31,2005	March 31, 2004
Adjusted EBT*	1.5 Mio. €	-1.7 Mio. €
EBT	**1.2 Mio. €**	**-1.0 Mio. €**

* adjusted by non recurring effects

The implemented restructuring measures led to a further improvement in cost structures. EBT increased in the first quarter to €1.2 million (Q1/2004: €-1.0 million) including non recurring effects in the amount of €-0.3 million (Q1/2004: €0.7 million).

At 61.2%, gross margin in the first quarter was up year-on-year (Q1/2004: 59.3%). Despite increased revenue, personnel expenses remained around the previous year's level (Q1/2004: €18.0 million) at €18.3 million. Personnel expenses as a percentage of revenue fell slightly from 36.8% to 36.7%. At €7.9 million, other operating expenses were above the previous year's level (Q1/2004: €7.1 million), driven mainly by the costs for the introduction of the new ERP system and the measures to concentrate the plant structure.

Balance Sheet

Assets

in Mil. €, IFRS	March 31,2005	December 31 2004
Fixed Assets	74.3 Mil. €	75.1 Mil. €
Current Assets	64.0 Mil. €	62.8 Mil. €
Prepayments + deferred taxes	32.8 Mil. €	32.2 Mil. €
Total	**171.1 Mil. €**	**170.1 Mil. €**

In the first quarter, sales growth led to a slight rise in trade receivables (4.2%) and inventories (2.9%) compared to December 31, 2004. Progress in optimising working capital can be seen by comparison to the prior-year period. Since then, inventories have been reduced by 14.3% to €36.3 million and trade receivables by 16.3% from €35.4 million.

Liablities

in Mil. €, IFRS	March 31, 2005	March 31, 2004
Equity	4.7 Mil. €	4.0 Mil. €
Liabilities to banks	55.9 Mil. €	60.1 Mil. €
Other liabilities + provisions	106.3 Mil. €	101.4 Mil. €
Deferred income	4.2 Mil. €	4.6 Mil. €
Total	171.1 Mil. €	170.1 Mil. €

Bank liabilities were further reduced in the first quarter. They decreased by €4.2 million compared to December 31, 2004.

Consolidated equity rose to €4.7 million due to the accrual of the net profit for the period. The equity of the holding company, WashTec AG, amounted to €94.9 million representing 83.3% of total equity and liabilities as at March 31, 2005.

Cash Flow Statement

In the first quarter of 2005, net cash from operating activities amounted to €6.8 million (Q1/2004: €1.5 million). Net cash used in investing activities totalled €1.2 million (2004: €0.6 million). The main focus of investing activities was on the ERP introduction and merging the plants. Overall, cash and cash equivalents increased by €4.7 million to €5.6 million on the reporting date of March 31, 2005.

Employees

The number of employees decreased by 74 to 1,312 employees compared to March 31, 2004. Compared to December 31, 2004, the number fell by nine employees.

The Share

After the figures for financial year 2004 were announced, the Company's share price increased and recorded a preliminary annual high of €4.92 on March 15, 2005. At the end of the period under review, the share price was €4.75, up 53.2% from the closing price as at 31. December, 2004.

At the Annual General Meeting 2004, the shareholders of WashTec AG resolved to increase the capital by 11.4 million shares to 19 million against cash contributions. The Executive Board and the Supervisory Board intend to carry out the capital increase as planned. They agreed to propose a €30 million increase in the share capital from €20 million to €50 million to the shareholders at the Annual General Meeting on June 15th 2005 at a 2:3 subscription ratio by issuing 11,400,000 new bearer shares. The resolution regarding the implementation of a capital increase against cash contributions from 2004 shall be cancelled and replaced by the new resolution. The shareholders will be offered the new shares at a subscription price to be established ahead of the capital increase. In order to increase the transaction certainty, the shareholders Edelmar Vermögensverwaltung GmbH, Achernar Vermögensverwaltung GmbH and Augias Vermögensverwaltung GmbH, which together currently hold around 37 % of the shares in WashTec AG, shall be permitted a contribution in kind by contributing loans granted to WashTec Group. The capital increase shall be carried out promptly following the adoption of the resolution by the

Annual General Meeting and subject to the condition of a positive general capital market environment.

Sterling Investment Ltd. notified the Company in the first quarter that its voting rights amounted to 8.9%. Decker Vermögensverwaltung announced that its share of voting rights had fallen below 5%.

in %	March 31, 2005
Edelmar Vermögensverwaltungs GmbH	20.2
Achernar Vermögensverwaltungs GmbH	11.8
Sterling Investment Group Ltd	8.9
Henderson Global Investors Ltd.	7.9
Modulus Europe Ltd.	5.8
Augias Vermögensverwaltung GmbH	5.4
Freefloat	40.0

* source: announcements acc. to WpHG

Risks

The risk situation has not changed substantially from the risks as described in the risk report of the 2004 Annual Report.

Outlook

By completing the turnaround in 2004 WashTec Group took a decisive step towards achieving its targets.

The restructuring projects shall be completed by the end of 2005. The focus remains on concentrating production in Augsburg at the Company's headquarters on Argonstrasse together with the changeover of assembly methods and the introduction of the new ERP system.

The continuing market and product campaign will provide additional impetus. Taking responsibility for the sales and services activities in Austria will enable us to better exploit the market potential of the Austrian and the Eastern European markets in future. More products based on the SoftCare product platform shall be developed and launched in 2005.

Through the enhancement of its balance sheet, by way of the capital increase, WashTec will be placed on a solid basis in every respect. For 2005, the Management Board is targeting an operating EBIT margin of approximately 10% on slightly higher sales.

WashTec

WashTec AG Interim report for the period from January 01, 2005 to March 31, 2005

Balance Sheet

ASSETS	March 31 2005 K €	Dec 31 2004 T €
FIXED ASSETS		
Intangible Assets	40.149	40.685
Tangible Assets	34.090	34.295
Financial Assets	99	99
	74.338	75.079
Deferred Tax Assets	30.512	30.947
Long-Term Receivables and other Assets	99	99
Total fixed Assets	104.948	106.124
Current Assets and other Assets		
Inventories	31.110	30.236
Accounts Receivable	29.627	28.439
Other Assets	913	3.173
	61.650	61.848
Liquid Funds	2.226	815
Total Current Assets	63.877	62.662
Prepaid Expenses	2.279	1.291
TOTAL ASSETS	171.104	170.078
LIABILITIES		
Equity		
Subscribed Capital	20.000	20.000
Capital reserve	27.384	27.384
Losses carried Forward	-44.659	-41.452
Result for the period	703	-3.207
Balancing item from currency conversion	1.304	1.300
	4.731	4.025
Long-term Liablities		
banks and similar Organisations	331	296
Loans and Liabilities	4.672	4.705
Provisions	14.171	14.034
Short-term Liabilities		
banks and similar Organisations	55.547	59.756
Accounts payable	9.964	5.730
Prepayments on orders	3.156	3.814
Provisions	20.360	20.366
Other	53.973	52.705
	143.001	142.370
Deferred Income	4.198	4.647
TOTAL LIABILITIES	171.104	170.078

WashTec

WashTec AG Interim report for the period from January 01, 2005 to March 31, 2005

Group Profit and Loss Statement

WashTec Group Profit and Loss Statement	**March 31 2005**	**March 31 2004**
	T €	**T €**
Sales	49.778	48.851
Gross Performance	50.756	50.995
Cost of Material	20.287	22.016
Gross Margin	**30.469**	**28.979**
Personnel Expenses	18.258	17.995
Other operating Expenses	7.876	7.066
EBITDA	**4.335**	**3.917**
Depreciation	1.651	1.840
Amortization	0	756
EBIT	**2.684**	**1.322**
Financial result (net financial expenses)	1.520	2.346
EBT	**1.163**	**-1.024**
Taxes on Income	-460	-80
Net Result for the Period	**703**	**-1.104**
Earnings per Share in €	**0**	**0**

Non recurring Effects

	March 31 2005	**March 31 2004**
	T €	**T €**
Other Income (part of gross performance)	0	748
Cost of Materials	0	0
Personnel Expenses	0	(330)
other operating Expenses	270	317
Depreciation	0	0
Amortization of Goodwill	0	0
Financial result (net financial Expenses)	60	75
Total	**330**	**(686)**

WashTec

WashTec AG Interim report for the period from January 01, 2005 to March 31, 2005

Equity Statement

In K Euro	subscribed capital	Capital Reserve	Net Income	Balancing Items	Total
As at January 1, 2004	**20.000**	**27.384**	**-41.452**	**1.287**	**7.218**
Net deficit 2004			-3.207		-3.207
Currency Changes				14	14
As at December 31, 2004	**20.000**	**27.384**	**-44.659**	**1.300**	**4.025**
Net deficit 2005			703		703
Currency Changes				3	3
As at March 31, 2005	**20.000**	**27.384**	**-43.956**	**1.303**	**4.731**

Cash Flow Statement

Cash Flow Statement WashTec Group January 01- March 31, 2005	**K €**	**K €**
Consolidated net Income for the Period	**703**	**-1.104**
Income and Expenses not effecting Cash Flow		
Depreciation and Amortization of tangible and intaginbale fixed Assets	1.651	1.840
Amortization of Goodwill	0	756
Deferref Tax Loss/Income	435	47
Sub-Total prior to Change in Net-current Assets	**2.790**	**1.539**
Inflow of Funds from Change in Net-current Assets	4.042	-39
Inflow of Funds from ordinary business Activities	**6.832**	**1.500**
Outflow of Funds from Investment Activities	**-1.212**	**-556**
Outflow of Funds from Repayment of long-term loans	0	0
Outflow of Funds from Financing Activities	**0**	**0**
Net-Increase (Decrease) in Payment Funds and Equivalents	**5.620**	**944**

Notes

- *Accounting and valuation methods*

  This interim report was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable on the reporting date of 31 March 2005. The accounting and valuation principles applied correspond to those applied in the last consolidated financial statements as of 31 December 2004.

  Individual items in the balance sheet, profit and loss account and cash flow statement of the WashTec Group have been summarised in the interest of clarity and legibility.

- *Reporting entity*

  The consolidated Group remains unchanged compared with the consolidated financial statements as at 31 December 2004.

- *Balance sheet/Equity*

  The equity capital of WashTec AG amounted to Euro 20 million on 31 March 2005 and is divided into 7,600,000 bearer shares. The Annual General Meeting on 23 June 2004 resolved to increase the Company's share capital by €30 million to €50 million. At the same time, it resolved new authorised capital of €10 million. The agenda for the Annual General Meeting on June 15, 2005 provides for replacing the resolution of the AGM June 2004 and passing a €30 million increase in the share capital from €20 million to €50 million to the shareholders at a 2:3 subscription ratio by issuing 11,400,000 new bearer shares. The resolution regarding the implementation of a capital increase against cash contributions from 2004 shall be cancelled and replaced by the new resolution. The shareholders will be offered the new shares at a subscription price to be established before the capital increase. In order to increase the transaction certainty the shareholders - Edelmar Vermögensverwaltung GmbH, Achernar Vermögensverwaltung GmbH and Augias Vermögensverwaltung GmbH, which together currently hold around 37 % of the shares in WashTec AG, shall be permitted a contribution in kind by contributing loans granted to WashTec Group. A new resolution on the authorised capital shall also be resolved at the same time.

- *Earnings per share*

  Earnings per share are calculated by dividing the net income of the Group by the number of shares:

	March 31, 2005	March 31, 2004
Net-Income	0.7 Mil. €	-1.1 Mil. €
Number of Shares	7,600,000	7,600,000
Earnings per share	0.09 €	-0.15 €

- *Parent company information*
  WashTec AG does not have any proprietary operating business. It is the parent holding company of the Group. The single-entity (WashTec AG) comprises the Executive Board, financial control for the Group, risk management and legislation. It provides consultancy services in the areas of law, finance, marketing, development and production. The single entity's key assets are the direct and indirect equity interests within the consultancy services. The single-entity's earnings are mainly attributable to earnings from the equity interests. WashTec AG had five employees as at March 31, 2005.

Financial calendar

Annual General Meeting	June 15, 2005
Interim report for the first six months	August 2005
Interim report for the first nine months	November 2005
Annual Report 2005	March 31 2006

Contact

WashTec AG	Karoline Kalb
Argonstr. 7	Telefon: +49 821/55840
86153 Augsburg	Telefax: +49 821/55841135
www.washtec.de	E-Mail: washtec@washtec.de